Exhibit (d)(9)

Execution Version

HIGHLY CONFIDENTIAL

INDEMNITY AGREEMENT

REGARDING

“PROJECT MAGENTA”

between

Elster Group SE

Frankenstr. 362

45133 Essen

Germany

(hereafter Company)

and

Melrose PLC

Leconfield House

Curzon Street

London W1J 5JA

United Kingdom

(hereafter Interested Party)

(Company and Interested Party together the Parties and each a Party)

PREAMBLE

The Company is a one-tier European stock corporation (Societas Europaea or SE) incorporated under the laws of the Federal Republic of Germany and registered in the Commercial Register (Handelsregister) of the Local Court (Amtsgericht) of Essen whose American Depositary Shares (ADS) are listed on the New York Stock Exchange (NYSE).

The Interested Party is a public limited company (PLC) incorporated under the laws of the United Kingdom and registered in England and Wales whose shares are listed on the London Stock Exchange.

In a letter of April 10, 2012 followed by a letter dated April 25, 2012 the Interested Party expressed its preliminary and non-binding interest in making a public tender offer to all holders of the Company’s ADS for a cash consideration (Tender Offer). Such potential Tender Offer would be funded by a combination of equity and debt financing by the Interested Party. For purposes of funding equity capital the Interested Party may issue additional shares (the UK Rights Issue, together with the Tender Offer the Project). In connection with the UK Rights Issue the Interested Party would be required to produce a prospectus (UK Prospectus) containing certain non-public information, including financial information, on the Company.

As set out in the non-disclosure agreement entered into by the Parties on 14 May 2012 (the NDA), the Company may want to furnish to the Interested Party certain non-public, proprietary and/or highly Confidential Information including but not limited to financial, legal, tax or other information with regard to the Company and the Project.

The Interested Party seeks assistance in preparing the Project from the Company (in particular with respect to furnishing and gathering Confidential Information, assistance in relation to the Interested Party’s preparation of the UK Prospectus and the Interested Party’s other documentation in relation to the Project) and agrees to indemnify and hold harmless the Company and any of its board members, directors, officers and employees from any and all damages and reasonable expenses resulting from third party claims in relation to the Project.

Therefore, the Parties hereby enter into the following indemnity agreement (the Agreement):

1.                                      INDEMNITY

1.1                               The Interested Party agrees to indemnify and hold harmless the Company and any of its board members, directors, officers and employees from any and all damages and reasonable expenses resulting from third party claims in relation to the Project (including by governmental agencies and tax authorities) arising (i) from Confidential Information furnished by the Company and/or (ii) any further assistance (e.g. granting Due Diligence, assistance in relation to the UK Rights Issue or the Tender Offer) provided by the Company, in each case pursuant to or in connection with this Agreement or the NDA or the Project in all its phases, (i.e. prior to, upon or after the announcement of the Tender Offer or the UK Rights Issue, respectively) (Third Party Claims). In case of any indemnification by the Interested Party, the Interested Party is also obliged to reimburse the respective indemnified party for any income tax (Einkommensteuer) and any comparable tax with respect to such indemnification (including further taxes imposed as a result of such tax reimbursement).

1.2                               The indemnification obligation of the Interested Party under Sec. 1.1 shall also cover any Third Party Claims which are based on information and / or work products of the Interested Party in which Confidential Information has been used or processed.

1.3                               If the Company or any of its board members, directors, officers and employees is sued or threatened to be sued by a third party, which may give rise to a Third Party Claim, the Company shall give the

Interested Party without undue delay (unverzüglich) written notice of such Third Party Claim. The Company shall ensure that the Interested Party shall be provided with all material, information and assistance relevant in relation to all Third Party Claims, be given reasonable opportunity to comment or discuss with the Company or any of its board members, directors, officers and employees, respectively, any measures proposed by the aforementioned to take or to omit in connection with all Third Party Claims. In particular and without limitation, the Interested Party shall be given the opportunity to comment on, participate in, and review any reports, all relevant tax and social security audits or other measures and receive without undue delay copies of all relevant orders (Bescheide) of any authority. No acknowledgement of liability shall be made by or on behalf of the Company or any of its board members, directors, officers and employees and no Third Party Claim shall be compromised, disposed of or settled and no right to appeal or legal remedy shall be waived or omitted to be taken without the prior written consent of the Interested Party not to be unreasonably withheld.

1.4                               For the avoidance of doubt, there shall be no indemnification as set out in Sec. 1.1 with regard to (a) any amounts received by the Company or any of its board members, directors, officers and employees in connection with any Third Party Claims under any applicable insurance policy and if any amounts are received under an applicable insurance policy for which indemnification has already been received under Sec 1.1, the indemnified person shall notify and pay such amounts to the Interested Party as soon as reasonably practicable. Prior to any payment under this indemnity, the indemnified person shall be obliged to seek payment under the applicable insurance policy by raising its claim in writing without regard to this indemnity. If and to the extent no payment is made under the applicable insurance policy within four weeks after the indemnified person has raised its claim the Interested Party shall indemnify and hold harmless the indemnified person in accordance with this Agreement. After any payment under this indemnity, to the extent permitted by law, the Interested Party shall be subrogated to the rights of the indemnified person under the applicable insurance policy and/or such rights will be assigned to the Interested Party to the extent of any payment made by the Interested Party under this Agreement, or (b) any Third Party Claims directly or indirectly to the extent relating to the following matters: (i) the preparation, filing and accuracy of a “Schedule 14d-9” with the US Securities & Exchange Commission by the Company, (ii) any breach of fiduciary duties of the board members, directors, or officers of the Company, (iii) the price at which the Tender Offer is recommended by the board members, directors or officers of the Company, (iv) plaintiffs becoming aware of and/or using Confidential Information which was not obtained from the Interested Party or any of its group companies and/or using such information for raising or supporting claims in a context which is not related to the Project, (v) any amount paid by the Company in connection with any Third Party Claims if the payment is made without the prior written consent of the Interested Party not to be unreasonably withheld, or (vi) fraud, bad faith or wilful misconduct of the Company or any of its board members or directors.

1.5                               The aggregate liability of the Interested Party under this Agreement is limited to £24,000,000 (twenty four million pounds sterling) less any amounts paid or to be paid by the Interested Party to the Company pursuant to a cost cover agreement dated 31 May 2012 between the Interested Party and the Company.

2.                                      NO LIABILITY

2.1                               As set out in Sec. 13 of the NDA, the Interested Party acknowledges that the Company does not give any representation or warranty as to the correctness, completeness and clarity of the Confidential Information provided by the Company to the Interested Party. The same is true for any other information provided to the Interested Party by the Company.

2.2                               The Company, its board members, directors, officers and employees shall not be liable to the Interested Party or any of its Representatives for losses which the Interested Party or any of its

Representatives suffers in relation to the Project or in case the Project fails (in particular through the use, irrespective of whether or not such use is permitted by this Agreement, of Confidential Information or any other information or through its reliance upon the completeness, accuracy or clarity of such Confidential Information or any other information).

2.3                               The Interested Party irrevocably declares that it will in no case raise any claims (in particular for damages) vis-à-vis the Company or its board members, directors, officers and employees or hold the aforementioned in any other form liable in any relation to the Project or in case the Project fails. As a matter of precaution and to the extent legally permissible, the Interested Party hereby expressly and irrevocably waives any and all claims it may have as of the date of this Agreement or any other time in relation to the Project vis-à-vis the Company, its board members, directors, officers or employees unless explicitly provided otherwise in future agreements.

3.                                      MISCELLANEOUS

3.1                               Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the NDA.

3.2                               References to sections or annexes shall mean sections and annexes of / to this Agreement unless otherwise specified herein.

3.3                               For the avoidance of doubt, this Agreement shall be deemed a contract in favour of third parties (Vertrag zu Gunsten Dritter) within the meaning of Section 328 of the German Civil Code (Bürgerliches Gesetzbuch) in favour of the parties to be indemnified according to Sec. 1.1.

3.4                               This Agreement shall be governed by, construed and enforced in accordance with the laws of the Federal Republic of Germany without giving effect to its conflict of laws principles or rules.

3.5                               The courts of Essen, Germany shall, as far as permitted by applicable law, have the non-exclusive jurisdiction for any disputes arising out of or in connection with this Agreement.

3.6                               All modifications, waivers and amendments to this Agreement or any part hereof must be in writing signed by or on behalf of both Parties. The same applies to any modification, waiver or amendment of this Section 3. No third party beneficiary rights are or are intended to be created hereunder save as provided in Section 3.3.

3.7                               This Agreement constitutes the entire agreement of the Parties hereto with respect to its subject matter, and supersedes all other oral or written representations, understandings or agreements relating to such subject matter. Except as set forth herein or as set forth in other agreements between the Parties, neither Party shall have any obligation to the other, including without limitation any obligation to engage in negotiations or provide assistance regarding the Project or to enter into any agreement in respect thereof.

3.8                               Should a provision of this Agreement, or a provision included in this Agreement now or at a later point in time, be or become invalid or null and void or inoperative as a whole or in part, or should a gap in this Agreement become evident, this does not affect the validity of the remaining provisions or parts thereof. The invalid or null and void or inoperative provision is replaced, or the gap shall be filled, as the case may be, with effect ex tunc by such valid regulation which in legal and economic terms comes closest to what the Parties intended or would have intended in accordance with the purpose of this Agreement if they had considered this aspect at the time of conclusion of this Agreement.

3.9                               This Agreement may be signed in counterparts and by facsimile.

Venue, Date		Venue, Date

Elster Group SE		Elster Group SE

By:	/s/ Simon Beresford-Wylie	By:	/s/ Thomas Preute

Name: Simon Beresford-Wylie		Name: Thomas Preute

Title: CEO		Title: Chief Legal Officer

London, 29 June 2012		London, 29 June 2012
Venue, Date		Venue, Date

Melrose PLC		Melrose PLC

By:	/s/ Simon Peckham	By:	/s/ Geoffrey Martin

Name: Simon Peckham		Name: Geoffrey Martin

Title: Director		Title: Director